Valeo

Paris, September 27, 2002

**U.S. Security and Exchange Commission**
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02 OCT -8 AM 11:29

*File n° 82 – 3668*
*Rule 12g3-2(b)*
**Valeo A.D.R.'s**

02055277

SUPPL

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

Dear Sirs,

Please find enclosed our latest release concerning VESI, our subsidiary in North America .

Yours faithfully,

p/p **Bruno-Roland Bernard**
Investor Relations Director

dlw 10/9

Encl.

INFOS Valeo NEWS
02.26

# Valeo announces that its North American subsidiary, VESI, is cleared to emerge from Chapter 11

**Paris, 25 September 2002** - Valeo today announced that its North American subsidiary Valeo Electrical Systems, Inc. (VESI) was cleared to emerge from the protection of Chapter 11 of the US Bankruptcy Code after the US Bankruptcy Court today confirmed the Company's Plan of Reorganization.

VESI's Plan of Reorganization is expected to become effective on October 7, 2002, and payments to creditors holding allowed claims will commence shortly thereafter. Under the terms of the Plan, unsecured creditors will receive 95 percent of their allowed claims against the Company.

VESI now has a new and solid framework for a long term competitive future. Valeo has agreed to fund the terms of the Plan by contributing $226 million ($190 million on the Effective Date and the balance in 2003) to recapitalize VESI.

VESI filed for Chapter 11 on December 14, 2001, to protect its operations in the face of an extremely difficult competitive situation. Since then the VESI management team have worked with customers, suppliers and employees to implement plans to return the Rochester operation to profitability. On May 5, 2002, union members voted to approve revisions to the Collective Bargaining Agreement, a significant milestone on the path for adoption of the Reorganization Plan and for today's clearance to emerge from the protection of Chapter 11.

VESI manufactures automotive wiper systems, motors and other components in North America for sale to car and truck manufacturers, component suppliers and other customers. VESI's manufacturing operations are primarily located in a facility in Rochester.

*Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 142 plants, 53 R&D centers, 10 distribution centers and employs nearly 72,000 people in 24 countries worldwide (end June 2002).*